UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

June 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 2 of 8

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,010,397
	9	Sole dispositive power 0
	10	Shared dispositive power 53,010,397

11	Aggregate amount beneficially owned by each reporting person 53,010,397
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.17%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 3 of 8

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,010,397
	9	Sole dispositive power 0
	10	Shared dispositive power 53,010,397

11	Aggregate amount beneficially owned by each reporting person 53,010,397
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.17%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 4 of 8

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,752,617
	9	Sole dispositive power 0
	10	Shared dispositive power 52,752,617

11	Aggregate amount beneficially owned by each reporting person 52,752,617
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.98%
14	Type of reporting person (see instructions) CO

CUSIP No. 16944W104	13D/A	Page 5 of 8

Explanatory Note

This Amendment No. 11 to the statement on Schedule 13D (“Amendment No. 11”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, and together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”),

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”),

•	Amendment No. 7 filed on August 22, 2018 (“Amendment No. 7”),

•	Amendment No. 8 filed on November 9, 2018 (“Amendment No. 8”),

•	Amendment No. 9 filed on December 27, 2018 (“Amendment No. 9”), and

•	Amendment No. 10 filed on July 3, 2019 (“Amendment No. 10”).

Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 11, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 10, as appropriate.

Amendment No. 11 discloses only information that has changed since the filing of Amendment No. 10, and amends and supplements disclosure under Items 6 and 7 contained in the Statement, and amends and restates Item 5 of the Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“The percentages used herein are based on 135,320,433 outstanding Ordinary Shares as of March 31, 2020, as reported in the Form 6-K filed on May 22, 2020.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 53,010,397 Shares, consisting of (i) 44,800,245 ordinary shares and 1,988,093 ADSs, representing 7,952,372 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 16,250 ADSs, representing 65,000 ordinary shares, held by Baohong Yin; and (iii) 48,195 ADSs, representing 192,780 ordinary shares, held by Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu and vice versa. Such Shares represent approximately 39.17% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

CST may be deemed to have beneficial ownership of an aggregate of 52,752,617 Shares, consisting of 44,800,245 ordinary shares and 1,988,093 ADSs, representing 7,952,372 ordinary shares. Such Shares represent approximately 38.98% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

CUSIP No. 16944W104	13D/A	Page 6 of 8

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 53,010,397 Shares.

CST may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 52,752,617 Shares.

(c) On January 17, 2018 and December 28, 2018, ZHU Zhengdong sold 1,587 ADSs and 1,824 ADSs, respectively, through “sell to cover” arrangement, for purposes of settling taxes and other expenses incurred in connection with the grant of ADSs by the Issuer on the same day.

As described in greater detail in Item 6 below, on December 11, 2019, Alpha and the Security Agent agreed to release 300,000 ADSs previously charged in favor of them by CST, and CST sold the following ADSs out of such released ADSs:

Date	No. of ADSs	Average Price (USD)	Net Amount (USD)
December 17, 2019	9,400	9.0435	85,008.9
December 17, 2019	26,638	8.7605	233,362.20
December 18, 2019	121,215	8.3018	1,006,302.69
December 19, 2019	17,228	7.8372	135,019.28
December 19, 2019	100	8.0200	802.00
December 20, 2019	17,325	7.8468	135,945.81

(d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following paragraph of Item 6 described in Amendment No. 10,

“On June 28, 2019, and on July 3, 2019, respectively, due to fluctuations in the market price of the Ordinary Shares and ADSs that rendered the Floating Pledge Ratio below 1.6, CST charged an additional 533,334 ADSs and 8,220,485 Ordinary Shares to Alpha pursuant to the Additional Share Charge and Charge over Shares, respectively.”

is hereby amended by deleting such paragraph in its entirety and replacing it with the following

“On June 28, 2019, and on July 3, 2019, respectively, due to fluctuations in the market price of the Ordinary Shares and ADSs that rendered the Floating Pledge Ratio below 1.6, CST charged an additional 533,334 ADSs and 8,220,484 Ordinary Shares to Alpha pursuant to the Additional Share Charge and Charge over Shares, respectively.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“On December 11, 2019, Alpha, CST and Madison Pacific Trust Limited as security agent (the “Security Agent”) entered into a deed of partial release, pursuant to which Alpha and the Security Agent released 300,000 ADSs of all ADSs charged from CST and in favor of Alpha and the Security Agent, for purposes of allowing CST to sell such released ADSs to raise fund for payment of interests under the Loan Agreement.

On June 5, 2020, Alpha, CST, ZHU Zhengdong and YIN Baohong entered into a second supplemental agreement (the “Second Supplemental Agreement”) relating to the Loan Agreement described in Amendment No. 6 to this Schedule 13D, pursuant to which the Loan Agreement was amended and restated (the “A&R Loan Agreement”). The A&R Loan Agreement contemplates, among others, that (i) the principal amounts and accrued but unpaid interests under the A&R Loan Agreement shall be payable in full in one lump sum payment on June 19, 2021; (ii) when the aggregate value of the Ordinary Shares and/or the ADSs (as the case may be) purchased by CST but not having been charged in favor of Alpha reach US$3,000,000, Alpha may request CST to charge such purchased Ordinary Shares and/or ADSs, as applicable, in favor of Alpha (the “Charge Adjustment”), and (iii) in the event that at any time the market value of the Ordinary Shares and ADSs charged to Alpha, combined with any other assets allowed by Alpha to be acquired using the proceeds of the loan, when divided by $28,042,200 (the “Floating Pledge Ratio”) falls below 2.00, CST must, within ten (10) business days of such event, charge more ADSs and, if sufficient ADSs are not available, Ordinary Shares owned by CST so that the Floating Pledge Ratio is no less than 2.00 (the “Supplemental Charge”).

CUSIP No. 16944W104	13D/A	Page 7 of 8

On June 5, 2020, CST, Alpha, the Security Agent and Madison Pacific Trust Limited as custodian (the “Custodian”) entered into a supplemental custodian, share charge and additional share charge deed (the “Supplemental Custodian, Share Charge and Additional Share Charge Deed”) relating to a securities custodian agreement (the “Securities Custodian Agreement”) between Alpha, CST, the Security Agent and the Custodian dated 19 June 2018, the Charge over Shares (the “Share Charge”) described in Item 6 of, and filed as Exhibit 2 to, Amendment No. 6, and the Additional Share Charge (the “Additional Share Charge”) described in Item 6 of, and filed as Exhibit 2 to, Amendment No. 7. The Supplemental Custodian, Share Charge and Additional Share Charge Deed, among others, amends the provisions in the Securities Custodian Agreement, the Share Charge and the Additional Share Charge to conform the arrangement of Charge Adjustment and the Supplemental Charge.

On June 5, 2020, in case the security created by the Share Charge and the Additional Share Charge does not secure all of the obligations and liabilities of CST to Alpha under the Loan Agreement and the other related transaction documents, CST, the Security Agent and Alpha entered into (i) a confirmatory share charge (the “Confirmatory Share Charge”), pursuant to which CST re-confirms the charge of 34,800,244 Ordinary Shares, and (ii) a confirmatory additional share charge (the “Confirmatory Additional Share Charge”), pursuant to which CST re-confirms the charge of 931,358 ADSs, respectively, each in favor of Alpha and the Security Agent as of the date of such agreements.

On June 5, 2020, CST received a notice to borrower, custodian and security agent (the “Notice to Borrower, Custodian and Security Agent”) from Alpha and Abax Asian Structured Private Credit Fund III, LP (“Abax”), pursuant to which on and effect from June 5, 2020, Alpha assigned to Abax all of its rights and benefits under the Loan Agreement, the Share Charge, the Additional Share Charge, the Confirmatory Share Charge, the Confirmatory Additional Share Charge and certain other related agreements.

The description of the Second Supplemental Agreement, the Supplemental Custodian, Share Charge and Additional Share Charge Deed, the Confirmatory Share Charge, the Confirmatory Additional Share Charge and the Notice to Borrower, Custodian and Security Agent above is not intended to be complete and is qualified in its entirety by the Second Supplemental Agreement, the Supplemental Custodian, Share Charge and Additional Share Charge Deed, the Confirmatory Share Charge, the Confirmatory Additional Share Charge and the Notice to Borrower, Custodian and Security Agent filed as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5 to this Amendment No. 11, respectively, and incorporated herein by reference.”

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit Number	Description

1	Second Supplemental Agreement dated 5 June 2020 between Champion Shine Trading Limited, ZHU Zhengdong, YIN baohong and Alpha Mezzanine Investment Limited relating to a US$25,000,000 Loan Agreement dated 19 June 2018 (as amended by a supplemental agreement date 8 November 2018)

2	Supplemental Custodian, Share Charge and Additional Share Charge Deed dated 5 June 2020 between Champion Shine Trading Limited, Alpha Mezzanine Investment Limited and Madison Pacific Trust Limited as custodian and Madison Pacific Trust Limited as security agent relating to a Securities Custodian Agreement dated 19 June 2018, a Share Charge dated 19 June 2018 and an Additional Share Charge dated 22 August 2018

3	Confirmatory Share Charge dated 5 June 2020 between Champion Shine Trading Limited, Alpha Mezzanine Investment Limited and Madison Pacific Trust Limited

4	Confirmatory Additional Share Charge dated 5 June 2020 between Champion Shine Trading Limited, Alpha Mezzanine Investment Limited and Madison Pacific Trust Limited

5	Notice to Borrower, Custodian and Security Agent dated 5 June 2020 from Alpha Mezzanine Investment Limited and Abax Asian Structured Private Credit Fund III, LP to Champion Shine Trading Limited and Madison Pacific Trust Limited as custodian and Madison Pacific Trust Limited as security agent

CUSIP No. 16944W104	13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director